FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 12, 2020, announcing Gilat Intends to File Counterclaims Seeking Enforcement of the Merger Agreement or Hundreds of Millions of Dollars in Monetary Damages following Comtech’s Filing of an Amended Complaint.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 12, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Intends to File Counterclaims Seeking Enforcement of the Merger Agreement or
Hundreds of Millions of Dollars in Monetary Damages following Comtech’s Filing of an Amended Complaint

Petah Tikva, Israel, July 12, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced that further to its announcement of July 8, 2020, it was notified on July 11, 2020 that an amended complaint was filed by Comtech Telecommunications Corp. and its subsidiary, Convoy Ltd., against Gilat in the Court of Chancery of the State of Delaware. The amended complaint seeks an additional declaratory judgment that Gilat has suffered a “Material Adverse Effect” as defined in the Merger Agreement, as a result of the Covid-19 pandemic and, as a consequence, Comtech is not required to consummate the merger because certain closing conditions of the Merger Agreement cannot be satisfied.

Gilat strongly rejects all such allegations. Gilat believes that no Material Adverse Effect under the Merger Agreement has occurred and that Comtech’s complaint is nothing more than an effort to avoid its clear contractual obligation to acquire Gilat, due to Comtech’s own rapidly deteriorating performance.

Comtech’s continuous willful breaches have resulted and are continuing to result in significant monetary damages to Gilat and its shareholders, and are expected to amount to hundreds of millions of dollars if the merger is not consummated.

While Gilat has not interfered or taken any action to interfere with Comtech’s pending application with the Russian Federal Anti-Monopoly Service (“FAS”) or otherwise breached the Merger Agreement, Gilat believes that Comtech has willfully breached its obligations under the Merger Agreement so as to attempt to ensure that FAS approval is not timely obtained and Comtech will not be required to consummate the merger.

Gilat intends to vigorously defend its position in connection with the claims raised by Comtech and all related matters.

Gilat also intends to file a counter claim against Comtech seeking, among other things, a declaration that Comtech cannot terminate the Merger Agreement and, if the merger is not consummated, Comtech should pay Gilat (on behalf of itself, its shareholders and optionholders) monetary damages (which are contractually uncapped) for all losses that Gilat and its shareholders and optionholders have suffered as a result of Comtech’s willful breaches of the Merger Agreement, which Gilat will assert amount to hundreds of millions of dollars.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, statements about the expected completion of the proposed transaction with Comtech and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and Gilat’s plans, objectives and expectations for future operations, including its projected results of operations.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Gilat’s management’s current estimates and projections of future results or trends. Such risks and uncertainties include the risks and uncertainties are described in the Annual Report on Form 20-F for the year ended December 31, 2019 and in the proxy statement/prospectus dated April 3, 2020 and in those described in any documents that are incorporated by reference therein. The list of factors is not exclusive and you should not place undue reliance on any forward-looking statement. All forward-looking statements contained herein are made only as of the date of the document in which they are contained and, except as required by law, Gilat does not undertake any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.